July 8, 2011

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated News Corporation Registration Statement on Form S-4 Filed May 5, 2011 and Documents Incorporated by Reference File Nos. 333-173935; 333-173935-01

Dear Mr. Dobbie:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter of comment, dated June 29, 2011, relating to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on May 5, 2011 (File Nos. 333-173935; 333-173935-01) and the documents incorporated therein by reference, News America Incorporated (the “Company”) and its parent, News Corporation (“News Corp”) acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and News Corp from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company and News Corp may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

News America Incorporated
News Corporation

/s/ Janet Nova
Janet Nova
Interim Group General Counsel